UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 11, 2022

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In the Matter of

EURO DOT, Inc.
5830 East Second Street
Plaza 7000, Suite 3205
Casper, WY 82609

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11553

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   EURO DOT, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on October 11, 2022.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

            Brad Skinner
            Office Chief